NATIONWIDE LIFE INSURANCE COMPANY

ONE NATIONWIDE PLAZA

COLUMBUS, OHIO 43215-2220

ACCIDENTAL DEATH BENEFIT RIDER

PLEASE READ THIS RIDER CAREFULLY

The Incontestability period of this Rider begins on the Rider Effective Date and will be different from that of the Policy if this Rider is elected after the Policy Date.

General Information Regarding this Rider

This Accidental Death Benefit Rider (“Rider”) is made part of the Policy to which it is attached on the Rider Effective Date.

To the extent any provisions contained in this Rider are contrary to or inconsistent with those of the Policy to which it is attached the provisions of this Rider will control the Policy accordingly. Terms not defined in this Rider shall have the meanings given to them in the base Policy.

This Rider provides an additional death benefit on the life of the Insured under the Policy to which it is attached in the event of an accidental death. This Rider has no cash value and no loan value. This Rider does not modify the Specified Amount, or any cash, or loan values of the Policy.

Defined Terms Used in this Rider

The following definitions apply to coverage under this Rider.

Rider Effective Date – The date coverage under this Rider commences. The Rider Effective Date will be the Policy Date unless this Rider is elected after the Policy is issued. If added by post-issue election, the Rider Effective Date will be stated in reissued Policy Data Pages as the Start Date.

Rider Specified Amount – The dollar amount of the benefit payable on the death of the Insured. The Rider Specified Amount is stated in the Policy Data Pages unless this Rider is elected after the Policy is issued. If added by post-issue election, the Rider Specified Amount is stated in reissued Policy Data Pages.

Incontestability

After this Rider has been in force during the lifetime of the Insured for two years from the Rider Effective Date or a reinstatement date, we will not contest it for any reason except for nonpayment of Premiums sufficient to cover the cost of insurance for this Rider.

Misstatement of Age or Sex

If the age of the Insured has been misstated, the affected benefits will be adjusted. The amount of the adjusted death benefit will be (1), multiplied by (2), where:

1.	is the Rider Specified Amount; and

2.	is the ratio of the monthly cost of insurance applied in the policy month of death and the monthly cost of insurance that should have been applied at the true age in the policy month of death.

There will be no adjustment of benefits due to a misstatement of sex.

Rider Cost

The monthly cost for this Rider is equal to the product of (1) times (2) times (3) times (4), where:

1.	is the amount of the Accidental Death Benefit shown on the Policy Data Page;

2.	is 0.001;

3.	is the rate class multiple for this Rider stated in the Policy Data Pages; and

4.	is the applicable rate per $1,000 based on the Insured’s Attained Age which is shown in the attached table.

The monthly cost for this Rider will be included in the monthly deduction from the Policy Cash Value as long as this Rider is in force.

Reinstatement

In the event of a lapse, this Rider may be reinstated along with, and according to the terms of, the Policy to which it is attached, so long as the Rider has not terminated, see Termination section.

We will not pay any benefit under this Rider on a death occurring between the date a lapse occurs and the date of reinstatement.

NWLA-412-NY-A	(09/2010)

Risks Not Assumed

We will not pay any benefit under this Rider if the Insured’s death in any way results from:

1.	suicide;

2.	bodily or mental disease or infirmity of any kind or medical or surgical treatment of any of these;

3.	infection not caused by an external visible wound which was a result of an accident;

4.	the voluntary taking or injection of any drug unless prescribed for the Insured by a licensed physician as a medication;

5.	the voluntary taking of any kind of poison or inhaling of any kind of gas or fumes, except as a result of an occupational accident;

6.	travel or flight in any aircraft or spacecraft, or descent from such aircraft or spacecraft while in flight, if the Insured:

a)	is a pilot, officer or crew member of the craft;

b)	is giving or receiving aviation training or instruction;

c)	has any duties on or relating to such craft; or

d)	was being flown for the purpose of descent from such craft while in flight;

7.	the Insured’s commission of or attempt to commit an assault or felony;

8.	voluntary participation in a riot or insurrection;

9.	war or an act of war, or any type of military conflict, declared or undeclared; or

10.	military service for any country at war, declared or undeclared.

Examination and Autopsy

We have the right to examine the body and to conduct an autopsy at our expense, unless prohibited by law.

Benefits Provided by this Rider

If the Insured’s death is accidental, and is not a result of one of the excluded items in the Risks Not Assumed section, we will pay the Rider Specified Amount subject to the Misstatement of Age or Sex section. This amount will become payable when we receive Proof of Death for the Insured that shows the death was the direct and independent result of bodily injury caused by accidental means while this Rider is in force. Death must occur within 90 days after sustaining the injury.

Termination

You may terminate this Rider by written request to us. Termination by written request will be effective the Policy Monthaversary on or next following receipt at our Home Office stated on the Policy cover page. In order to terminate this Rider, we have the right to require return of this Rider and the Policy to which it is attached for endorsement.

This Rider also terminates on the earliest of the following dates:

1.	The date the Policy to which this Rider is attached terminates; or

2.	the Policy Anniversary on which the Insured reaches Attained Age 70.

Secretary	President

NWLA-412-NY-A	2	(09/2010)

ACCIDENTAL DEATH BENEFIT RIDER

MONTHLY RATES PER $1,000 OF ACCIDENTAL DEATH BENEFIT

ATTAINED AGE	RATES PER $1,000 (Male & Female)	ATTAINED AGE	RATES PER $1,000 (Male & Female)
5	$0.05	35	$0.06
6	0.05	36	0.06
7	0.05	37	0.06
8	0.05	38	0.06
9	0.05	39	0.06
10	0.05	40	0.06
11	0.05	41	0.06
12	0.05	42	0.06
13	0.06	43	0.07
14	0.06	44	0.07
15	0.07	45	0.07
16	0.10	46	0.07
17	0.11	47	0.07
18	0.12	48	0.07
19	0.12	49	0.07
20	0.12	50	0.07
21	0.11	51	0.07
22	0.10	52	0.07
23	0.10	53	0.08
24	0.09	54	0.08
25	0.08	55	0.08
26	0.07	56	0.08
27	0.07	57	0.09
28	0.07	58	0.09
29	0.06	59	0.09
30	0.06	60	0.10
31	0.06	61	0.10
32	0.06	62	0.11
33	0.06	63	0.11
34	0.06	64	0.12
		65	0.12
		*66	0.13
		*67	0.14
		*68	0.15
		*69	0.15

The rates shown are for a standard premium class. If this Rider is issued in a substandard premium class, the rates will be a multiple of the standard rate.

*	Issue Ages for this Rider are 5-65.

NWLA-412-NY-A	3	(09/2010)